Exhibit 12a

UNS Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$71,909	$73,217	$65,020	$58,134	$70,227	$73,095
Other Interest (1)	1,954	2,535	1,651	3,468	1,837	5,480
Interest on Capital Lease Obligations	36,593	44,874	52,540	53,682	57,272	64,499
Estimated Interest Portion of Rental Expense	691	926	240	345	188	258

Total Fixed Charges	$111,147	$121,552	$119,451	$115,629	$129,524	$143,332

Net Income	$90,919	$109,975	$112,984	$105,901	$16,955	$60,712

Add (Deduct):
Losses from Equity Investees	7	—	5,570	1,834	713	340
Income Tax Expense	55,727	66,951	76,921	63,232	18,747	40,274
Total Fixed Charges	111,147	121,552	119,451	115,629	129,524	143,332

Total Earnings before Taxes and Fixed Charges	$257,800	$298,478	$314,926	$286,596	$165,939	$244,658

Ratio of Earnings to Fixed Charges	2.319	2.456	2.636	2.479	1.281	1.707

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction and Loss on Extinguishment of Debt.